===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                 SCHEDULE 13E-3
                               (Amendment No. 3)
                        Rule 13e-3 Transaction Statement
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                ----------------

                       ANGELES MORTGAGE INVESTMENT TRUST
                                (Name of Issuer)

                               ANGELES MORTGAGE
                               INVESTMENT TRUST

                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                      (Name of Person(s) Filing Statement)

                      Class A Common Shares of Beneficial
                      Interest, par value $1.00 per share
                         (Title of Class of Securities)

                                   034638106
                                   ---------
                     (CUSIP Number of Class of Securities)

         James A. Aston                 Ronald J. Consiglio                             Frank M. Garrison
           President                         President                                  Executive Managing Director
   Insignia Properties Trust        Angeles Mortgage Investment Trust             Insignia Financial Group, Inc.
  One Insignia Financial Plaza       340 N. Westlake Blvd.--Suite 230              One Insignia Financial Plaza
         P.O. Box 19059             Westlake Village, California 91362                     P.O. Box 1089
Greenville, South Carolina 29602           (805)449-1333                          Greenville, South Carolina 29602
         (864) 239-1300                                                                   (864) 239-1000


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                ----------------

                                    Copy To:
                                 Robert G. Koen
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                                   20th Floor
                            New York, New York 10022

        This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [X] The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: [ ]

===============================================================================

                                              CALCULATION OF FILING FEE

=====================================================================================================================
                      Transaction Valuation*                                      Amount of Filing Fee
                            $50,633,047                                                  $10,127
=====================================================================================================================
* Determined pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934. Pursuant to Rule 0-11(b), the filing fee was determined as 1/50 of 1% of $50,633,047, the aggregate cash amount currently anticipated to be received by the current shareholders of Angeles Mortgage Investment Trust ("AMIT") who are unaffiliated with Insignia Properties
Trust ("IPT") in exchange for the common shares of beneficial interest of IPT that will be held by such AMIT shareholders (after the consummation of the merger of AMIT with and into IPT) in the contemplated merger of IPT into a wholly-owned subsidiary of Apartment Investment and Management Company.

[X]     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule of the date of its filing.

Amount Previously Paid:       $13,491                                    Filing Party:    Insignia Properties Trust
Form or Registration No:      Registration Statement on Form S-4         Date Filed:      May 28, 1998
                              (Reg. No. 333-53815)
Amount Previously Paid:       $ 6,485                                    Filing Party:    Angeles Mortgage
                                                                                          Investment Trust
Form or Registration No:      Schedule 14A                               Date Filed:      November 14, 1997
=====================================================================================================================

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "Commission") jointly by Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Insignia Financial Group, Inc., a Delaware corporation and the majority shareholder of IPT ("Insignia")and Angeles Mortgage Investment Trust, a California unincorporated business trust ("AMIT"), and relates to the proposed merger (the "Merger") of AMIT with and into IPT and the contemplated subsequent merger of IPT with a wholly-owned subsidiary of Apartment Investment and Management Company ("AIMCO") which is to take place after the consummation of a merger of Insignia with and into AIMCO.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Registration Statement on Form S-4, as amended (the "Registration Statement"), filed by IPT with the Commission with respect to the IPT Common Shares to be issued in the Merger, of the information required to be included in response to the items of this Schedule 13E-3. The Registration Statement includes the proxy statement of AMIT and the prospectus of IPT with respect to the IPT Common Shares to be issued in the Merger (the "Proxy Statement/Prospectus"). The information set forth in the Registration Statement, including all exhibits thereto, is hereby expressly incorporated by reference as set forth in the Cross Reference Sheet and the responses to each item herein are qualified in their entirety by reference to the information contained in the Registration Statement, including any and all annexes, exhibits and schedules thereto.

-------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

-------------------------------------------------------------------------------

Item 1.  Issuer and Class of Security Subject to the Transaction

         (a)       Cover page to Proxy Statement/Prospectus; "SUMMARY -- The
                   Parties"

         (b)       "THE SPECIAL MEETING -- Voting; Votes Required for Approval"

         (c) "BUSINESS OF AMIT -- Market for AMIT's Common Equity and Related Shareholder Matters"

         (d) "BUSINESS OF AMIT -- Market for AMIT's Common Equity and Related Shareholder Matters"

         (e)       Not applicable

         (f)       Not applicable

Item 2.  Identity and Background

         (a)-(d)   "SUMMARY -- The Parties"; Annex E to Proxy
                   Statement/Prospectus

         (e)-(f) During the past five years no executive officer or trustee of IPT or AMIT or executive officer or director of Insignia has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations of such laws.

Item 3.  Past Contacts, Transactions or Negotiations

         (a)-(b) "SPECIAL FACTORS -- Background of the Merger" and "RISK FACTORS -- Conflicts of Interest; Loans"

Item 4.  Terms of the Transaction

         (a)       "THE MERGER"; "THE MERGER AGREEMENT"; "INSIGNIA/AIMCO
                   TRANSACTION"

         (b) "SPECIAL FACTORS -- Interests of Certain Persons in the Merger"; "THE MERGER AGREEMENT -- Manner and Basis of Converting Shares"

Item 5.  Plans or Proposals of the Issuer or Affiliate

         (a) "INSIGNIA/AIMCO TRANSACTION"; "SPECIAL FACTORS -- Certain Other Information Concerning the IPT/AIMCO Merger"

         (b)       Not applicable

         (c) "SUMMARY -- Management of IPT Following the Merger"; "SPECIAL FACTORS -- Interests of Certain Persons in the Merger"

         (d) "SUMMARY -- IPT Distribution Policy Following the Merger"; "SPECIAL FACTORS -- Certain Other Information Concerning the IPT/AIMCO Merger"

         (e)       "THE MERGER -- Certain Effects of the Merger"

         (f)       "THE MERGER -- Certain Effects of the Merger"

         (g)       "THE MERGER -- Certain Effects of the Merger"

Item 6.  Source and Amounts of Funds or Other Consideration

         (a) "SPECIAL FACTORS -- Certain Other Information Concerning the IPT/AIMCO Merger"

         (b) "SPECIAL FACTORS -- Certain Other Information Concerning the IPT/AIMCO Merger"

         (c)       Not applicable

         (d)       Not applicable

Item 7.  Purpose(s), Alternatives, Reasons and Effects

         (a) "SPECIAL FACTORS -- Background of the Merger"; "SPECIAL FACTORS -- AMIT's Reasons for the Merger"; "SPECIAL FACTORS -- Recommendation of the AMIT Board" and "SPECIAL FACTORS -- Purpose and Structure of the IPT/AIMCO Merger"

         (b) "SPECIAL FACTORS -- Background of Merger" and "SPECIAL FACTORS -- Purpose and Structure of the IPT/AIMCO Merger"

         (c) "SPECIAL FACTORS -- Background of the Merger"; "SPECIAL FACTORS -- Reasons for the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the IPT/AIMCO Merger"

         (d) "SPECIAL FACTORS -- Certain Effects of the IPT/AIMCO Merger" and "THE MERGER -- Federal Income Tax Consequences of the Merger"

Item 8.  Fairness of the Transaction

         (a) "SPECIAL FACTORS -- AMIT's Reasons for the Merger"; SPECIAL FACTORS -- Recommendation of the AMIT Board" and "SPECIAL FACTORS -- Fairness of the IPT/AIMCO Merger"

         (b) "SPECIAL FACTORS -- AMIT's Reasons for the Merger"; SPECIAL FACTORS -- Recommendation of the AMIT Board"; "SPECIAL FACTORS -- Fairness of the IPT/AIMCO Merger"; "SPECIAL FACTORS -- Opinion of AMIT's Financial Advisor" and "SPECIAL FACTORS -- Opinion of Financial Advisor to Insignia relating to the IPT/AIMCO Merger"

         (c) "SPECIAL FACTORS -- AMIT's Reasons for the Merger"; "THE SPECIAL MEETING -- Voting; Votes Required for Approval"

         (d)       "SPECIAL FACTORS --AMIT's Reasons for the Merger"

         (e)       "SPECIAL FACTORS -- Recommendation to the AMIT Board"

         (f)       Not applicable

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

         (a) "SPECIAL FACTORS -- AMIT's Reasons for the Merger"; "SPECIAL FACTORS -- Opinion of AMIT's Financial Advisor"; "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Opinion of Financial Advisor to Insignia relating to the IPT/AIMCO Merger"

         (b) "SPECIAL FACTORS -- Opinion of AMIT's Financial Advisor"; "SPECIAL FACTORS -- Background of the Merger"; "SPECIAL FACTORS -- Opinion of Financial Advisor to Insignia relating to the IPT/AIMCO Merger"

         (c) "SPECIAL FACTORS -- Opinion of AMIT's Financial Advisor" and "SPECIAL FACTORS -- Opinion of Financial Advisor to Insignia Relating to the IPT/AIMCO Merger"

Item 10. Interest in Securities of the Issuer

         (a) "SUMMARY -- The Parties -- AMIT"; "SUMMARY -- The Special Meeting"; "PRINCIPAL SECURITY HOLDERS OF AMIT";

         (b) None of IPT, Insignia or any of the executive officers or trustees of IPT or the executive officers or directors of Insignia, or any affiliate, associate or subsidiary of the foregoing, has effected any transaction in the AMIT Class A Shares during the 60 business days prior to the date hereof.

Item 11. Contracts, Arrangements or Understanding with Respect to the Issuer's Securities

         "CERTAIN OTHER AGREEMENTS -- Stock Option Agreement and Class B Voting Proxy"

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

         (a)       Not applicable

         (b) "SPECIAL FACTORS -- AMIT's Reasons for the Merger"; "SPECIAL FACTORS -- Recommendation of the AMIT Board"

Item 13. Other Provisions of the Transaction

         (a)       "SPECIAL FACTORS -- Appraisal Rights"

         (b)       Not applicable

         (c)       Not applicable

Item 14. Financial Information

         (a) "SUMMARY -- AMIT Summary Historical Consolidated Financial Data"; "SUMMARY -- Comparative Per Share Information"; "AMIT SELECTED CONSOLIDATED FINANCIAL DATA"; and "FINANCIAL STATEMENTS OF AMIT"

         (b)       Not applicable

Item 15. Persons and Assets Employed, Retained or Utilized

         (a)       "SPECIAL FACTORS -- Interests of Certain Persons in the
                   Merger"

         (b)       Not applicable

Item 16. Additional Information

         The information set forth in the Proxy Statement/Prospectus is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits

         (a)       Not applicable

        +(b)(1) Fairness Opinion of Christopher Weil & Co. (included as Annex C to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

        +(b)(2)    Fairness Opinion of Lehman Brothers, Inc.

        +(b)(3)    Report of Natural Decision Systems, Inc.

        +(c)(1) Agreement and Plan of Merger dated as of July 18, 1997 among AMIT, IPT, Insignia and MAE GP Corporation (included as Annex A to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

        +(c)(2) Stock Option Agreement dated April 14, 1995 by AMIT and MAE GP Corporation (filed as Exhibit 10.20 to the Registration Statement)

        +(c)(3) Irrevocable Voting Proxy granted by MAE GP Corporation to AMIT dated April 14, 1995 (filed as Exhibit 10.21 to the Registration Statement)

        +(d)(1) Letter to Shareholders (included with the Proxy Statement/Prospectus which forms a part of the Registration Statement)

        +(d)(2) Notice of Special Meeting (included with the Proxy Statement/Prospectus which forms a part of the Registration Statement)

        +(d)(3) Registration Statement on Form S-4 as filed by IPT with the Commission on May 28, 1998 (of which the Proxy
                   Statement/Prospectus forms a part), together with the annexes thereto

        +(d)(4) Amendment No. 1 to the Registration Statement on Form S-4 as filed by IPT with the Commission on June 17, 1998 (of which the Proxy Statement/Prospectus forms a part), together with the annexes thereto

        +(d)(5) Amendment No. 2 to the Registration Statement on Form S-4 as filed by IPT with the Commission on July 23, 1998 (of which the Proxy Statement/Prospectus forms a part), together with the annexes thereto

        +(d)(6) Amendment No. 3 to the Registration Statement on Form S-4 as filed by IPT with the Commission on August 5, 1998 (of which the Proxy Statement/Prospectus forms a part) together with the annexes thereto

        *(d)(7) Amendment No. 4 to the Registration Statement on Form S-4 as filed by IPT with the Commission on August 10, 1998 (of which the Proxy Statement/Prospectus forms a part) together with the annexes thereto

        +(d)(8)    Proxy Card (filed as Exhibit 99.5 to the Registration
                   Statement)

         (e)       Not applicable

         (f)       Not applicable


+     previously filed
*     filed herewith

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.

         Dated:  August 7, 1998

                                            INSIGNIA PROPERTIES TRUST


                                            By: /s/ Jeffrey P. Cohen
                                               -----------------------------
                                                Jeffrey P. Cohen
                                                Senior Vice President


                                            INSIGNIA FINANCIAL GROUP, INC.


                                            By: /s/ Frank M. Garrison
                                               -----------------------------
                                                Frank M. Garrison
                                                Executive Managing Director


                                            ANGELES MORTGAGE INVESTMENT TRUST


                                            By: /s/ Ronald J. Consiglio
                                               ------------------------------
                                                    Ronald J. Consiglio
                                                    President

                                 EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

    (a)            Not applicable

   +(b)(1) Fairness Opinion of Christopher Weil & Co. (included as Annex C to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

   +(b)(2)         Fairness Opinion of Lehman Brothers, Inc.

   +(b)(3)         Report of Natural Decision Systems, Inc.

   +(c)(1) Agreement and Plan of Merger dated as of July 18, 1997 among AMIT, IPT, Insignia and MAE GP Corporation (included as Annex A to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

   +(c)(2) Stock Option Agreement dated April 14, 1995 by AMIT and MAE GP Corporation (filed as Exhibit 10.20 to the Registration Statement)

   +(c)(3) Irrevocable Voting Proxy granted by MAE GP Corporation to AMIT dated April 14, 1995 (filed as Exhibit 10.21 to the Registration Statement)

   +(d)(1) Letter to Shareholders (included with the Proxy Statement/Prospectus which forms a part of the Registration Statement)

   +(d)(2) Notice of Special Meeting (included with the Proxy Statement/Prospectus which forms a part of the Registration Statement)

   +(d)(3) Registration Statement on Form S-4 as filed by IPT with the Commission on May 28, 1998 (of which the Proxy
                   Statement/Prospectus forms a part), together with the annexes thereto

   +(d)(4) Amendment No. 1 to the Registration Statement on Form S-4 as filed by IPT with the Commission on June 17, 1998 (of which the Proxy Statement/Prospectus forms a part), together with the annexes thereto

   +(d)(5) Amendment No. 2 to the Registration Statement on Form S-4 as filed by IPT with the Commission on July 23, 1998 (of which the Proxy Statement/Prospectus forms a part), together with the annexes thereto

   +(d)(6) Amendment No. 3 to the Registration Statement on Form S-4 as filed by IPT with the Commission on August 5, 1998 (of which the Proxy Statement/Prospectus forms a part) together with the annexes thereto

   *(d)(7) Amendment No. 4 to the Registration Statement on Form S-4 as filed by IPT with the Commission on April 10, 1998 (of which the Proxy Statement/Prospectus forms a part) together with the annexes thereto

   +(d)(8)         Proxy Card (filed as Exhibit 99.5 to the Registration
                   Statement)

    (e)            Not applicable

    (f)            Not applicable

+     previously filed
*     filed herewith